

Mail Stop 4631

May 24, 2011

<u>via U.S. mail and facsimile</u>

Timothy J. Donahue, CFO
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE: Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. In future filings, please disclose the equivalent U.S. dollar amount for all foreign currency amounts disclosed, since the U.S. dollar is your presentation currency and will allow an investor to better understand how the amount relates to your consolidated financial statements.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 27

2. We note your discussion under the caption "Common Stock and Other Equity" on page 42 that your credit and loan facilities and outstanding notes "contain provisions that limit…the payment of dividends subject to certain payments…and exceptions." In future filings, please briefly describe the restrictions and exceptions under your debt arrangements that limit your ability to pay dividends. See Item 201(c)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 30

3.   In future filings, please expand the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings. Specifically, please provide a more comprehensive analysis of the factors that impacted net sales, cost of products sold, segment income, etc., ensuring that you sufficiently explain why each factor has occurred and is impacting the specific line item in the specific manner. In addition you should discuss known or anticipated trends that have and/or may continue to have a positive or negative impact on your results of operations. To provide investors with a sufficient understanding of the factors impacting your operations, you may need to discuss the businesses and/or geographic areas that underlying each of your reportable segments. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. A more detailed analysis will also aid investors in better understanding the risks associated with goodwill impairment, restructuring activities and deferred tax assets. Examples include the following:

   - For your discussion and analysis of net sales on a consolidated basis and at the reportable segment level, you attribute the changes to (a) unit volume changes; (b) changes in pass-through raw material costs; and (c) foreign currency translation. Please expand upon these factors to include an explanation for each of the changes. For example, the changes in volume may be due to an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), an increase in market share, pre-buying by customers, a change in customer direction, etc. In terms of the corresponding analysis of segment income, please also provide an expanded analysis of the material factors impacting this performance measure. For example, if there has been a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. Another example would be a lag in the passing along of material increases in the cost of raw materials.

- We note that you have been focusing on your expansion program with a primary focus on emerging markets. In this regard, we note from 2007 to 2010 you had approximately $830 million in capital spending, which was primarily focused on capacity expansion and emerging markets. However, there is very little discussion of these capacity expansion projects within MD&A and their corresponding impact on your net sales and segment income and whether the impact is in line with management expectations when the capital programs began. We further note that you anticipate increasing your capacity by approximately 10 billion units by mid-2012 from the capacity levels as of December 31, 2010. However, we did not note an analysis of this expectation and the expected impact to your net sales and operating results.
- We note that you recognized inventory pricing gains during fiscal year 2009 that did not reoccur in fiscal year 2010 from your fiscal year 2010 analyst conference call. However, we did not note a corresponding discussion, including quantification, of the inventory pricing gain recognized during fiscal year 2009 in MD&A.
- We note that your effective tax rate was positively impacted by the release of valuation allowances associated with your U.S. and French operations. Please provide investors with a more detailed explanation as to the material factors that you considered when releasing the valuation allowances.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that should have further analysis. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance. Please also refer to your response to comment 1 in your letter dated April 18, 2008.

4. In future filings, please include a discussion and analysis with quantification of the business reasons for significant changes between periods of net sales and segment income for your non-reportable segments for each period presented. In this regard, we note that the non-reportable segments' external sales is 14.9% of fiscal year 2010 net sales and segment income is 33.6% of fiscal year 2010 income before income taxes and equity earnings. Please also include a discussion and analysis with quantification business reasons for significant changes between periods for corporate and unallocated items. Please refer to Items 303(a) and 303(a)(3)(i) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings for fiscal year 2010 as compared to fiscal year 2009.

Liquidity and Capital Resources, page 35

5. We note that approximately 72% of your net sales were generated by your international operations. In future filings, please expand your disclosure to provide

additional clarity regarding the amounts of cash and cash equivalents which are available for your use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries. Please also disclose that if cash and cash equivalents held outside the U.S. are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; however, your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Capital Expenditures, page 41

6. In future filings, please indicate the general purpose of your capital commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies, page 43

7. If you use the term EBITDA in future filings as part of your explanation for estimating the fair value of your reporting units for purposes of testing goodwill for impairment, please ensure that it represents EBITDA as is commonly defined. If you make any adjustments to EBITDA as is commonly defined, please instead use a description such as Adjusted EBITDA to refer to your measure. Further, please revise your description of this measure to begin with net income rather than revenues to allow investors to better understand the adjustments you are making.

8. Please expand upon your discussion of the U.S. deferred tax assets in future filings to bridge the gap between the release of $58 million of valuation allowance and the continued recognition of $177 million of valuation allowance.

9. Please provide a sensitivity analysis for your material assumptions on your pension obligations in addition to your pension expense in future filings.

Consolidated Statement of Operations, page 54

10. We note that you have included asset impairment charges in the provision for restructuring line item in addition to the asset impairments and sales line item. In future filings, please consider including all asset impairment charges in one line item. This will allow investors to more easily identify the total amount of asset impairment charges.

K. Provision for Asbestos, page 64

11. We note your disclosure that the resolution of your asbestos-related claims and settlements is not expected to have a material impact to your financial position. Please also disclose your assessment of the materiality of your asbestos-related claims and settlements to your results of operations and cash flows. If it is reasonably possible that the loss in excess of accrual could be material to your results of operations and/or cash flows, please disclose the amount or range of the reasonably possible loss in excess of accrual. If you cannot make an estimate of the amount or range of reasonably possible loss in excess of accrual, please disclose this fact along and provide us with a detailed explanation as to why you are unable to provide a reasonable estimate. Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance. Please provide us with the disclosure you intend to include in future filings.

M. Restructuring, page 68

12. In future filings, please revise your disclosures regarding your restructuring activities to provide the following disclosures:
   - A description of the facts and circumstances leading to each restructuring activity and the expected completion date of each activity.
   - The number of employees impacted by headcount reductions by activity.
   - Separately present the costs and liabilities associated with each restructuring activity. In this regard, the disclosure on page 69 combines the cost and liability rollforward information for each restructuring activity.
   - Separately present for each restructuring activity the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reasons why by reportable segment.

   Please refer to ASC 420-10-50-1 for guidance. Please provide us with the disclosures you intend to include in future filings.

T. Acquisitions, page 79

13. We note that you completed several transactions relating to the acquisition of non-controlling interest in certain subsidiaries during the fiscal years presented. In future filings, please include a table that shows the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance. Please provide us with the disclosure you intend to include in future filings.

V. Pensions and Other Retirement Benefits, page 80

14. In future filings, please disclose the funded status of the U.S. plans and the non-U.S. plans. Please also provide a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption. Please refer to ASC 715-20-50-1.c. and 50-1.d.5.iii. for guidance.

X. Segment Information, page 90

15. In future filings, please disclose the sources of revenues included in your non-reportable segments. Please refer to ASC 280-10-50-15 for guidance. Please provide us with the disclosure you intend to include in future filings.

16. In future filings, please clarify if you have intersegment sales. To the extent that you do, please include the amount of intersegment sales as part of your table presentation for each reportable segment, including the related impact to segment income. Please note that any adjustments to eliminate intersegment sales' profit should be shown as a separate reconciling item for the reconciliation to income before income taxes and equity earnings. Finally, please provide investors with a description of your intersegment sales. Please refer to ASC 280-10-55-48 and 55-49 for guidance. Please provide us with the disclosure you intend to include in future filings.

Z. Condensed Combining Financial Information, page 93

17. Please revise your disclosure for each condensed combining financial statements presented in accordance with Rule 3-10 of Regulation S-X to state the corresponding note for which the financial information is presented in future filings. For example, we note that the first condensed combining financial statements are for your €500 7.125% senior notes due 2017.

Item 15. Exhibits and Financial Statement Schedules, page 121

18. It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement and the Fourth Amendment thereto incorporated by reference as exhibits 4.q and 4.hh, respectively. Please file with your next Exchange Act report a complete copy of these credit agreements, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

19. We note that on December 9, 2010, you filed a Form 8-K that included the Fifth Amendment to your Credit Agreement. In future Forms 10-K, please file or incorporate by reference this agreement.

Definitive Proxy Statement on Schedule 14A Filed March 21, 2011

Corporate Governance, page 10

Transactions with Related Persons, page 13

20. In future filings, please provide the disclosure required by Item 404(b) of Regulation
    S-K with respect to your policies and procedures for the review, approval, or
    ratification of your related party transactions.

Compensation Discussion and Analysis, page 14

21. Please describe the impact, if any, on the Committee's decisions regarding Mr.
    Conway's compensation in light of the fact that Mr. Conway realized $6,816,618 and
    $6,940,343 upon the exercise of outstanding equity in 2010. We would expect to see
    disclosure addressing the impact these realized amounts had or will have on
    compensation policies or specific awards relating to these individuals, including how
    these types of gains will be considered in setting future retirement benefits. Similar
    disclosure in the latter regard should be provided for Mr. Donahue.

Annual Incentive Bonus, page 21

22. We note that your compensation committee "did not approve increases in target
    bonus percentages for the NEOs except in the case of Mr. Salaerts whose target was
    increased from 60% to 75%." In future filings, please explain your compensation
    committee's rationale for increasing the potential incentive compensation awardable
    to any one of your named executive officers.

Long-Term Equity Incentives, page 24

23. We note your disclosure that "[o]ne-third of an NEO's targeted long-term equity
    incentive was delivered in time-based restricted stock." In future filings, please
    disclose how many shares of time-based restricted stock were granted to each named
    executive officer and, as you indicate in the footnotes to your grants of plan-based
    awards table, that the shares vest annually over a three-year period.

24. We note your disclosure regarding the percentage of targeted equity compensation
    awarded to your named executive officers based on your total shareholder return for
    the three-year performance period ending December 31, 2009. In addition to this
    disclosure, please indicate the number of performance-based shares that were granted
    in 2010 (e.g., at the individual target level) for the new performance period and
    explain how the compensation committee determined those amounts. In doing so,
    please identify the elements of company and individual performance that the

compensation committee took into account when deciding grant amounts. See Items 402(b)(1)(v) and (b)(2)(v) and (vii) of Regulation S-K. In this regard, we note your disclosure on page 24 that "[a]nnual grants vary in size based on the Company's and the executive's performance." Please supplementally show us what your revisions will look like.

Employment Agreements and Potential Payments Upon Termination, page 38

25. In future filing, please include total figures in your table of potential severance payments reflecting the aggregate potential compensation to be paid under each scenario.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 37

26. We note that receivables, net have increased 17.9% as of March 31, 2011 as compared to December 31, 2010. However, we note that net sales of the March 31, 2011 quarter decreased in comparison to net sales for the December 31, 2010 quarter. Finally, we note that receivables, net had a material adverse impact on your operating cash flows for the March 31, 2011 quarter. In future filings, please provide investors with a comprehensive explanation for the increase in receivables, net, including the measure used by management to monitor receivables, net, such as a measure like days sales outstanding. Please include an analysis of changes in the measure used by management. Finally, please provide us with the disclosure you intend to include in future filings and an aging of your receivables, net on a gross and net basis.

27. We note that inventories increased 10.4% as of December 31, 2010 in comparison to December 31, 2009. We further note that inventories increased 27.5% as of March 31, 2011 in comparison to December 31, 2010. This increase does not appear to be explained by an increase in net sales, as the December 31, 2010 quarter net sales were consistent with the December 31, 2009 net sales, and the March 31, 2011 net sales declined in comparison to the December 31, 2010 net sales. In future filings, please provide investors with an analysis of inventories, considering the significance to total current assets and the material impact to operating cash flows. Please consider including the measure used by management to monitor inventories, such as inventory turnover. Please provide us with the disclosures you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief